

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2024

Stephen Shamrock
Interim Chief Financial Officer
Nordson Corporation
28601 Clemens Road
Westlake, OH 44145

> **Re: Nordson Corporation**
> **Form 10-K for the Fiscal Year Ended October 31, 2023**
> **Form 8-K Filed December 13, 2023**
> **File No. 000-07977**

Dear Stephen Shamrock:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology